SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                      to

Commission file number 1-08604

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Team, Inc. Salary Deferral Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Team, Inc.

2000 Herman Dr.

Alvin, Texas 77511

(281) 331-6154

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted, as they are not applicable or required.

Report of Independent Registered Public Accounting Firm

The Administrative Committee

Team, Inc. Salary Deferral Plan and Trust:

We have audited the accompanying statements of net assets available for plan benefits of Team, Inc. Salary Deferral Plan and Trust (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, Line 4a – schedule of delinquent participant contributions for the year ended December 31, 2004 and schedule H, Line 4i – schedule of assets (held at end of year) as of December 31, 2004 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG

Houston, Texas

June 29, 2005

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Statements of Net Assets Available for Plan Benefits

December 31, 2004 and 2003

	2004	2003
Assets:
Investments, at fair value	$21,240,716	4,788,139
Investments, at contract value	1,310,580	—
Receivables:
Participant contributions	147,184	—
Company contributions	36,095	—
Loan repayments receivable	16,661	—
Accrued interest and dividends	—	2,188
Due from broker for securities sold	—	11,996,040

Total receivables	199,940	11,998,228
Cash, noninterest bearing	—	119,335

Total assets	22,751,236	16,905,702
Liabilities:
Excess contributions payable	(33,449)	(27,829)
Cash overdraft	(19,528)	—

	(52,977)	(27,829)

Net assets available for plan benefits	$22,698,259	16,877,873

See accompanying notes to financial statements.

2

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Statement of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2004 and 2003

	2004	2003
Additions to net assets available for plan benefits attributed to:
Investment income:
Interest	$70,224	99,149
Dividends	220,182	89,912
Net appreciation in fair value of common stock	1,653,393	917,293
Net appreciation in fair value of common/collective trusts	41,077	—
Net appreciation in fair value of mutual funds	1,186,866	1,681,494

	3,171,742	2,787,848

Contributions:
Participant contributions	2,134,235	1,377,279
Company contributions	537,837	350,735
Participant rollover contributions	298,981	120,006

	2,971,053	1,848,020

Total additions	6,142,795	4,635,868

Deductions from net assets available for plan benefits attributed to:
Distributions and benefits paid to participants	976,117	1,016,227
Administrative fees	13,253	3,900

Total deductions	989,370	1,020,127

Net increase in net assets available for plan benefits before transfers	5,153,425	3,615,741
Transfers:
Transfer from Thermal Solutions, Inc. 401(k) Plan	666,961	—

Net increase in net assets available for plan benefits	5,820,386	3,615,741

Net assets available for plan benefits:
Beginning of year	16,877,873	13,262,132

End of year	$22,698,259	16,877,873

See accompanying notes to financial statements.

3

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Notes to Financial Statements

December 31, 2004 and 2003

(1)	Description of the Plan

The following description of the Team, Inc. Salary Deferral Plan and Trust (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan established October 1, 1984 to cover all eligible employees of Team, Inc. (the Company). Employees become eligible to participate in the Plan upon completion of three months of service. The Plan is administered by the administrative committee appointed by the board of directors of the Company (the Committee). Wells Fargo N.A., (the Trustee or Wells Fargo) was the trustee of the Plan and Wells Fargo Retirement Plan Services was the recordkeeper until December 2003. Effective December 31, 2003, Riggs Bank N.A. (the Trustee or Riggs) became the trustee and USI Consulting Group (USI) became the recordkeeper. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Contributions

Each year, participants may contribute from 1% to 25% of their pre-tax annual eligible pay, as defined in the Plan. The Company makes a matching contribution of 50% of the participant’s contribution, up to a limit of 4% of eligible pay. Additional amounts may be contributed at the discretion of the Company’s board of directors. For the year ended December 31, 2004 and 2003, no additional discretionary contributions were made. Participants may also contribute amounts representing distributions from other qualified plans. Beginning January 1, 2002, participants age 50 and older as of December 31, 2004 are permitted to make elective catch-up deferrals in accordance with Section 414(v) of the Internal Revenue Code of 1986, as amended (IRC). Contributions are subject to certain IRC limitations.

(c)	Participant Accounts

Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution and company matching contribution, and an allocation of the Company’s discretionary contribution, if elected, and the Plan’s earnings or losses net of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Investments

Participants may direct the investment of their contributions into mutual funds, common/collective trusts, and/or Company common stock. Contributions can be invested on a percentage allocation basis in any increment of 1%. Company contributions are allocated on the same basis as the participant has elected to allocate their contributions.

4	(Continued)

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Notes to Financial Statements

December 31, 2004 and 2003

In January 2004, the proceeds from the liquidation of assets at December 31, 2003, were transferred to Riggs Bank and used to purchase investments with investment strategies similar to the options provided by Wells Fargo. Investments were allocated to participant accounts based on the mapping described below:

Wells Fargo Investment Options	Riggs Bank Investment Options
Wells Fargo Treasury Plus Money Market Fund	Ultra Conservative Portfolio
Wells Fargo Outlook Opportunity Fund	Ultra Conservative Portfolio
PIMCO Low Duration Fund	John Hancock Strategic Income Fund
Wells Fargo Lifepath 2010 Fund	Franklin Templeton Conservative Target Fund
Wells Fargo Lifepath 2020 Fund	Franklin Templeton Moderate Target Fund
Wells Fargo Lifepath 2030 Fund	Franklin Templeton Growth Target Fund
Wells Fargo Lifepath 2040 Fund	Franklin Templeton Growth Target Fund
Janus Balanced Fund	Alliance Bernstein Balanced Fund
Wells Fargo Index Fund	Vanguard Index S&P 500 Portfolio
Wells Fargo Large Company Growth Fund	American Growth Fund of America
MFS Massachusetts Investors Growth Stock Fund	American Growth Fund of America
Invesco Dynamics Fund	Eaton Vance Growth Fund
Dreyfus Emerging Leaders Fund	Phoenix Hollister Small Cap Value Fund
Janus Worldwide Fund	Oppenheimer Global Fund
MFS Value Fund	Eaton Vance Large Cap Value Fund

The Ultra Conservative Portfolio consists of the following funds: Evergreen Core Bond Fund (5%), Pioneer Strategic Income Fund (10%), Solomon Brothers Short/Intermediate U.S. Government Fund (5%), Solomon Brothers Cash Management Fund (5%), Excelsior Money Fund (5%), Oppenheimer Limited-Term Government Fund (5%), and Morley Capital Stable Value III Fund (65%).

Starting in 2004, account balances under $5,000 which belong to former ESOP participants were invested in a balanced portfolio until such time as the Plan Sponsor can locate them and cash out their account balances.

(e)	Vesting and Forfeited Accounts

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contributions plus actual earnings thereon is based on continuous years of service as follows:

Years of service	Percentage of employer contribution that becomes vested
Less than one year	0%
One year	20%
Two years	40%
three years	60%
Four years	80%
Five years or more	100%

5	(Continued)

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Notes to Financial Statements

December 31, 2004 and 2003

Forfeited balances of terminated participants are used to reduce future Company contributions. At December 31, 2004 and 2003, forfeited nonvested accounts totaled approximately $116,000 and $88,000, respectively.

(f)	Participant Loans

Participants may borrow from their account balance up to a maximum of $50,000, less the participant’s highest outstanding loan balance during the preceding 12 months, or 50% of their vested account balance, whichever is less. The minimum loan amount is $2,500. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Trustee. All loans must generally be repaid within five years, except where a loan is used to purchase a principal residence. Interest rates range from 5.25% to 10%.

(g)	Payment of Benefits

On termination of service due to death, total disability or retirement, a participant may elect to receive the balance in his or her account. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account. Upon reaching age 59½, a participant may elect one withdrawal during any six-month period from the participant’s employee account and employer account. Upon furnishing proof of financial necessity, a participant is eligible for one withdrawal during any six-month period from the participant’s employee account and the vested portion of the employer account. Benefits are payable either in a lump-sum amount or in monthly, quarterly, semiannual, or annual installments.

(h)	Termination of the Plan

Although it has not expressed any intent to do so, the Company may discontinue contributions at any time or terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants will become 100% vested in their accounts and the assets will be valued and each participant will be entitled to distributions for the balance of his or her account.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

6	(Continued)

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Notes to Financial Statements

December 31, 2004 and 2003

(c)	Risks and Uncertainties

The Plan provides for investment in mutual funds, common/collective trusts, and Company common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term.

(d)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value the mutual funds and Company common stock. The fair value of common/collective trusts is based on the fair value of the underlying securities as determined by the issuer. The common/collective trusts invest primarily in guaranteed investment contracts and synthetic investment contracts with insurance companies. These contracts are fully benefit responsive and are reflected at contract value. The weighted average yield in the common/collective trusts were approximately 4.32% and 3.90% for the year ended December 31, 2004. Participant loans are valued at cost, which approximates fair value.

On December 31, 2003, the Plan’s investments, other than Company common stock and participant loans, were liquidated in conjunction with the change in trustees. At December 31, 2003, the liquidated investments are classified as due from broker for securities sold in the statement of net assets available for plan benefits.

Realized gains (losses) on the sale of investments and unrealized appreciation (depreciation) in fair value of investments are shown as net appreciation (depreciation) in fair value of common stock, common/collective trusts, and mutual funds in the statement of changes in net assets available for plan benefits.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(e)	Expenses

Loan processing fees are charged to the accounts of the participants who have elected to take loans from their accounts. All other administrative expenses of the Plan are paid by the Company, as provided in the plan document.

(f)	Payment of Benefits

Benefit payments to participants are recorded upon distribution. At December 31, 2004 and 2003, all amounts allocated to accounts of persons who have elected to withdraw from the Plan have been paid.

7	(Continued)

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Notes to Financial Statements

December 31, 2004 and 2003

(3)	Investments

The Plan’s investments that represented 5% or more of the Plan’s net assets available for Plan benefits as of December 31, 2004 and 2003 are as follows:

2004:
Team, Inc. common stock	$5,237,464
Alliance Bernstein Balanced Fund	1,737,081
American Growth Fund of America	3,495,783
Oppenheimer Global Fund	1,371,264
Vanguard Index S&P 500 Portfolio	2,370,839
Morley Capital Stable Value III	1,204,029
Participant loans	1,225,391

2003:
Team, Inc. common stock	$3,618,147
Participant loans	1,169,992

(4)	Team, Inc. Common Stock Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. If the participant does not exercise these rights, the shares are voted by the Trustee as directed by the Committee.

(5)	Concentration of Investments

The Plan’s investment in shares of Team, Inc. common stock represents 23% and 76% of total investments as of December 31, 2004 and 2003, respectively. Team, Inc. is a full service provider of industrial repair services, including leak repair, hot topping, field machining, emissions control monitoring, concrete repair, energy management, and technical bolting.

(6)	Federal Income Tax Status

The Plan obtained its latest determination letter on March 26, 2002, in which the Internal Revenue Service stated that the Plan qualifies under Section 401(a) of the IRC and that the trust created thereunder is exempt from Federal income taxes under Section 501(a) of the IRC. The Plan has been amended since receiving the determination letter; however, the plan administrator believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan is qualified, and the related trust is tax exempt.

(7)	Party-in-Interest Transactions

The Plan engaged in investment transactions with funds managed by the Trustee, a party-in-interest with respect to the Plan. The Plan also has investments in the Company’s common stock. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and IRC.

8	(Continued)

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Notes to Financial Statements

December 31, 2004 and 2003

(8)	Plan Mergers

Effective May 14, 2004, the Company acquired Thermal Solutions, Inc. (Thermal). Thermal employees with three months of service as of July 1, 2004 began contributing to the Plan effective July 1, 2004 and the Thermal Solutions, Inc. 401(k) Plan was merged into the Plan. Accordingly, “transfer from Thermal Solutions, Inc. 401(k) Plan” of $666,961 was recorded in the accompanying statement of changes in net assets available for plan benefits for the year ended December 31, 2004.

Effective August 11, 2004, the Company acquired Cooperheat – MQS, Inc. (Cooper). Cooper employees with three months of service began contributing to the Plan on October 1, 2004.

9	(Continued)

Schedule I

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year Ended December 31, 2004

(a) Identity of party involved	(b) Relationship to plan, employer, or other party-in-interest	(c) Description of transaction, including rate of interest	(d) Amount on line 4(a)	(e) Lost interest
TEAM, Inc.	Plan Sponsor	2004 employee deferrals and loan repayments not deposited to the trust in a timely manner. Interest rates ranging between 6% to 7% per annum.	$95,337	$133

It was noted that there were unintentional delays by the Company in submitting employee deferrals and loan repayments in the amount of $95,109 and $228, respectively, to the Trustee.

See accompanying report of independent registered public accounting firm.

10

Schedule II

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

(a)	(b) / (c) Identity of issue, borrower, lessor, or similar party/Description of investment, including maturity date and rate of interest	(e) Current value
	American Growth Fund of America 2	$3,495,783
	Vanguard Index S&P 500 Portfolio	2,370,839
	Eaton Vance Large Cap Value Fund	779,483
	Eaton Vance Growth Fund	682,618
	Goldman Sachs Mid-Cap Value Fund	309,995
	Sentinel Small Company Growth Fund	255,537
	Phoenix Hollister Small Cap Value Fund	874,704
	Oppenheimer Global Fund	1,371,264
	Calvert Income Fund	455,429
	John Hancock Strategic Income Fund	952,943
	Alliance Bernstein Balanced Fund	1,737,081
	Franklin Templeton Conservative Target Fund	212,952
	Franklin Templeton Moderate Target Fund	124,295
	Franklin Templeton Growth Target Fund	163,674
	TEAM, Inc. Common Stock	5,237,464
	Ultra Conservative Portfolio:
	Solomon Brothers Cash Management Fund	91,186
	Excelsior Money Fund	91,206
	Oppenheimer Limited Term Government Fund	91,647
	Evergreen Core Bond Fund	93,775
	Pioneer Strategic Income Fund	197,416
	Solomon Brothers Short/Intermediate U.S. Government Fund	92,608
	Morley Capital Stable Value III Fund	1,204,029
	Total Ultra Conservative Portfolio	$1,861,867
	Balanced Portfolio (Former ESOP Participants):
	Calvert Social Investment - Equity	17,908
	Enterprise Capital Appreciation	23,184
	Pioneer Mid-Cap Value	14,647
	Van Kampen Comstock	23,659
	Enterprise Government Securities	21,058
	Sentinel Government Securities	42,524
	ABN AMRO Bond Fund N	37,994
	Evergreen Short-Intermediate Bond	37,556
	John Hancock Intermediate Government	37,788
	Evergreen Strategic Income	13,389
	Phoenix-Goodwin Multi-Sector S/T Bond	12,812
	Solomon Brothers Strategic Bond	12,984
	Phoenix-Goodwin Multi-Sector Fixed Inc.	13,301
	Excelsior Short Term Government	4,152
	AIM Cash Reserves	12,520
	INVESCO Stable Value	106,551
	Total Balanced Portfolio	$432,027
	Pioneer Cash Reserves	7,950
*	Participants loans; interest rates ranging from 5.25% to 10%	1,225,391

		$22,551,296

*	Party in interest.

See accompanying report of independent registered public accounting firm.

11

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Team, Inc. Salary Deferral Plan and Trust (name of plan)

By:	/s/ Ted W. Owen
Ted W. Owen Senior Vice President - Finance and Administration of Team, Inc.

Date: June 29, 2005

EXHIBIT INDEX

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm